INFORMATION CIRCULAR

The information contained in this Information Circular, unless otherwise indicated, is as of May 25, 2010.

This  Information  Circular  is  being  mailed  by  the  management  of  RTN  Stealth  Software  Inc.  (“RTN”  or  the

“Company”)  to  everyone  who  was  a  shareholder  of  record  on  May  25,  2010,  which  is  the  date  that  has  been fixed  by  the  directors  of  RTN  as  the  record  date  to  determine  the  shareholders  who  are  entitled  to  receive

notice  of  the  meeting.   RTN  is  mailing  this  Information  Circular  in  connection  with  the  solicitation  of  proxies  by and  on behalf of RTN’s  management  for  use  at  the  annual  general  meeting  (the  “Meeting”)  of the  shareholders  that is  to  be  held  on  Monday,  June  28,  2010  at  1:30  p.m.  (Vancouver  time)  at  8338  120th  Street,  Suite  200,  Surrey,

British Columbia.  The solicitation of proxies will be primarily by mail.  Certain employees or directors of RTN may also solicit proxies by telephone or in person.  The cost of solicitation will be borne by RTN.

Details  of  the  time  and  place  of  the  Meeting  are  contained  in  the  Notice  of  Meeting  that  accompanies  this

Information Circular.

Under  RTN’s  Articles,  one  shareholder  must  be  present  in  person  or  by  proxy  and  entitled  to  vote  at  the  Meeting

before  any  action  may  validly  be  taken  at  the  Meeting.   If  such  a  quorum  is  not  present  in  person  or  by  proxy,  the

Meeting will be rescheduled.

PART 1 - VOTING

HOW A VOTE IS PASSED?

All  matters  that  will  come  to  a  vote  at  the  Meeting,  as  described  in  the  attached  Notice  of  Meeting,  are  ordinary resolutions and can be passed by a  simple  majority – that is, if more than half of the  votes that are cast are in favour,

then the resolution is approved.

WHO CAN VOTE?

If  you  are  a  registered  shareholder  of  RTN  as  at  May  25,  2010,  you  are  entitled  to  notice  of  and  to  attend  at  the

Meeting  and  cast  a  vote  for  each  share  registered  in  your  name  on  all  resolutions  put  before  the  Meeting.   If  the

shares  are  registered  in  the  name  of  a  corporation,  a  duly  authorized  officer  of  the  corporation  may  attend  on  its

behalf,  but  documentation  indicating  such  officer’s  authority  should  be  presented  at  the  Meeting.    If  you  are  a

registered shareholder but do not wish to, or cannot, attend the Meeting in person you can appoint someone  who will attend the  Meeting and act as your proxyholder to vote in accordance  with your instructions (see  “Voting By Proxy”

below).   If your shares are registered in the  name of a  “nominee” (usually a bank, trust company, securities dealer or other financial institution) you should refer to the section entitled “Non-registered Shareholders” set out below.

It  is  important  that  your  shares  be  represented  at  the  Meeting  regardless  of  the  number  of  shares  you  hold.   If  you

will  not  be  attending  the  Meeting  in  person,  please  complete,  date,  sign  and  return  your  form  of  proxy  as  soon  as possible so that your shares will be represented.

VOTING BY PROXY

If  you  do  not  come  to  the  Meeting,  you  can  still  make  your  votes  count  by  voting  over  the  internet  or  via  the

telephone  (see  proxy  for  instructions)  or  by appointing  someone  who  will  be  there  to  act  as  your  proxyholder.   You

can  either  tell  that  person  how  you  want  to  vote  or  you  can  let  him  or  her  decide  for  you.   You  can  do  this  by

completing a form of proxy.

In order to be valid, you must return the completed form of proxy to RTN’s transfer agent, Pacific Corporate

Trust  Company,  3rd  Floor,  510  Burrard  Street,  Vancouver,  British  Columbia,  V6C  3B9  (Facsimile:  (604)

689-8144)  not  later  than  48  hours,  excluding  Saturdays,  Sundays  and  holidays,  prior  to  the  time  of  the

Meeting or any adjournment thereof.

What Is A Proxy?

A  form  of  proxy  is  a  document  that  authorizes  someone  to  attend  the  Meeting  and  cast  your  votes  for  you.   A  form

of  proxy  is  enclosed  with  this  Information  Circular.   You  should  use  it  to  appoint  a  proxyholder,  although  you  can also use any other legal form of proxy.

Appointing A Proxyholder

You can choose any individual to be your proxyholder.   It is not necessary for the person whom you choose to be

a  shareholder.   To  make  such  an  appointment,  simply  fill  in  the  person’s  name  in  the  blank  space  provided  in  the

enclosed  form of  proxy.   To  vote  your  shares,  your  proxyholder  must  attend  the  Meeting.   If  you  do  not  fill  a  name

in  the  blank  space  in  the  enclosed  form  of  proxy,  the  persons  named  in  the  form  of  proxy  will  be  deemed  to  be

appointed  to  act  as  your  proxyholder.    Such  persons  are  directors  and/or  officers  of  RTN  (the  “Management

Proxyholders”).

Instructing Your Proxy

You  may  indicate  on  your  form  of  proxy  how  you  wish  your  proxyholder  to  vote  your  shares.   To  do  this,  simply

mark  the  appropriate  boxes  on  the  form  of  proxy.    If  you  do  this,  your  proxyholder  must  vote  your  shares  in accordance with the instructions you have given.

If  you  do  not  give  any  instructions  as  to  how  to  vote  on  a  particular  issue  to  be  decided  at  the  Meeting,  your

proxyholder   can   vote   your   shares   as   he   or   she   thinks   fit.     If   you   have   appointed   the   Management

Proxyholders  as  your  proxyholder,  they  will,  unless  you  give  contrary  instructions,  vote  your  shares  at  the

Meeting as follows:

✓

FOR fixing the number of directors for the ensuing year at four;

✓

FOR the election of the proposed nominees as directors;

✓

FOR   the   appointment   of   ACAL   Group,   Chartered   Accountants,   as   the   auditor   of   the

Company;

✓

FOR  the  resolution  to  authorize  the  directors  to  fix  the  remuneration  to  be  paid  to  the auditor.

✓

FOR the adoption of the Company’s stock option plan.

For  more  information  about  these  matters,  see  Part  3  –  The  Business  of  the  Meeting.   The  enclosed  form of  proxy

gives  the  persons  named  on  it  the  authority  to  use  their  discretion  in  voting  on  amendments  or  variations  to

matters  identified  in  the  Notice  of  Meeting.   At  the  time  of  printing  this  Information  Circular,  the  management  of

RTN  is  not  aware  of  any  other  matter  to  be  presented  for  action  at  the  Meeting.    If,  however,  other  matters  do

properly  come  before  the  Meeting,  the  persons  named  on  the  enclosed  form  of  proxy  will  vote  on  them  in accordance  with  their  best  judgment,  pursuant  to  the  discretionary  authority  conferred  by  the  form  of  proxy  with respect to such matters.

Changing Your Mind

If  you  want  to  revoke  your  proxy after  you  have  delivered  it,  you  can  do  so  at  any  time  before  it  is  used.   You  may

do  this  by  (a)  attending  the  Meeting  and  voting  in  person;  (b)  signing  a  proxy  bearing  a  later  date;  (c)  signing  a written  statement  which  indicates,  clearly,  that  you  want  to  revoke  your  proxy  and  delivering  this  signed  written statement to RTN at 8338 120th Street, Surrey, B.C., V3W 3N4; or (d) in any other manner permitted by law.

Your  proxy  will  only  be  revoked  if  a  revocation  is  received  by  5:00  in  the  afternoon  (Vancouver  time)  on  the  last business  day  before  the  day  of  the  Meeting,  or  any  adjournment  thereof,  or  delivered  to  the  person  presiding  at  the

Meeting  before  it  (or  any  adjournment)  commences.   If  you  revoke  your  proxy  and  do  not  replace  it  with  another that is deposited  with us before the deadline,  you can still  vote  your  shares but  to do so  you must attend the Meeting

in  person.   Only  registered  shareholders  may  revoke  a  proxy.   If  your  shares  are  not  registered  in  your  own

name  and  you  wish  to  change  your  vote,  you  must,  at  least  7  days  before  the  Meeting,  arrange  for  your nominee to revoke your proxy on your behalf (see below under “Non-Registered Shareholders”).

NON-REGISTERED SHAREHOLDERS

If  your  shares are  not  registered  in  your  own  name,  they are  likely  held  in the  name  of a  “nominee”,  usually a  bank,

trust  company,  securities  dealer  or  other  financial  institution.   Your  nominee  must  seek  your  instructions  as  to  how to vote your shares.

Accordingly,  unless you  have  previously informed  your  nominee that  you do not  wish to  receive  material relating to shareholders’  meetings,  you  will  have  received  this  Information  Circular  from  your  nominee,  together  with  a  form

of  proxy  or  voting  instruction  form.   If  that  is  the  case,  it  is  most  important  that  you  comply  strictly  with  the

instructions  that  have  been  given  to  you  by  your  nominee  on  the  voting  instruction  form.   If  you  have  voted

and wish to change your voting instructions, you should contact your nominee to discuss whether this is possible and what procedures you must follow.

If  your  shares  are  not  registered  in  your  own  name,  we  will  not  have  a  record  of  your  name  and,  as  a  result,  unless

your  nominee  has appointed  you as a  proxyholder,  will  have  no  knowledge  of  your  entitlement  to  vote.   If  you  wish

to  vote  in  person  at  the  Meeting,  therefore,  please  insert  your  own  name  in  the  space  provided  on  the  form of  proxy

or  voting  instruction  form  that  you  have  received  from  your  nominee.   If  you  do  this,  you  will  be  instructing  your

nominee  to  appoint  you  as  proxyholder.   Please  adhere  strictly to  the  signing  and  returning  instructions  provided  by

your  nominee.   It  is not  necessary to  complete  the  form in any other  respect,  since  you  will  be  voting at  the  Meeting in person.

PART 2 - VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of RTN  consists of an unlimited number of common shares.   At the close of business on May

25,  2010,  there  were  124,416,860  common  shares  outstanding.   Each  shareholder  is  entitled  to  one  vote  for  each

common share registered in his or her name at the close of business on May 25, 2010, the date fixed by the Board of

Directors as the record date for determining who is entitled to receive notice of and to vote at the Meeting.

To  the  knowledge  of  the  directors  and  officers  of  RTN,  no  person  beneficially  owned,  directly  or  indirectly,  or exercised control or direction over 10% or more of the common shares on that date.

PART 3 - THE BUSINESS OF THE MEETING

REPORT OF THE DIRECTORS AND FINANCIAL STATEMENTS

The  audited  financial  statements  of  RTN  for  the  year  ended  December  31,  2009,  will  be  placed  before  you  at  the

Meeting.   Shareholders  who  have  previously  requested  a  copy  of  our  financial  statements  and  related  management

discussion  and  analysis  (MD&A)  for  our  year  ended  December  31,  2009  will  receive  a  copy   by  mail  or  if  eligible,

by  e-mail.    Shareholders  can  request  a  copy  of  our  future  financial  statements  and  MD&A  by  completing  our

supplemental  request  card  which  accompanies  the  Notice  of  Meeting  and  this  Information  Circular.   Shareholders

can also view these documents at www.sedar.com.

ELECTION OF DIRECTORS

Directors  of  RTN  are  elected  for  a  term  of  one  year.    The  term  of  office  of  each  of  the  nominees  proposed  for election  as  a  director  will  expire  at  the  Meeting,  and  each  of  them,  if  elected,  will  serve  until  the  close  of  the  next

annual  general  meeting,  unless  he  resigns  or  otherwise  vacates  office  before  that  time.   Under  RTN’s  Articles  and

pursuant to the Business Corporations Act (British Columbia), the number of directors cannot be fewer than 3.  RTN currently has four directors.

It  is  proposed  to  fix  the  number  of  directors  at  four.   This  requires  the  approval  of  the  shareholders  of  the  Company by an ordinary resolution, which approval will be sought at the Meeting.

The  following  are  the  nominees  proposed  for  election  as  directors  of  RTN  together  with  the  number  of  common shares  and  stock  options  that  are  beneficially  owned,  directly  or  indirectly,  or  over  which  control  or  direction  is

exercised,  by  each  nominee.    Each  of  the  nominees  has  agreed  to  stand  for  election  and  management  of  the

Company  is  not  aware  of  any  intention  of  any  of  them  not  to  do  so.    If,  however,  one  or  more  of  them  should

become  unable  to  stand  for  election,  it  is  likely  that  one  or  more  other  persons  would  be  nominated  at  the  Meeting for  election  and,  in  that  event,  the  persons  designated  in  the  form  of  proxy  will  vote  in  their  discretion  for  a substitute nominee.

Name and place of

Number

Number of

Number

residence

Principal occupation

Director since

of

options

of

shares(1)

warrants

Independent

Lucky Janda(2)

businessman with over

Richmond, B.C.

20 years experience in

CEO  and Director

public companies and

April 8, 2008

120,000     2,575,000(3)(4)(5)

40,000

real estate

development

Nikolas Perrault(2)

Montreal, Quebec

Financial Analyst

February 16, 2010     NIL

Director

1,000,000(5)(6)

NIL

Donald Ziraldo(2)

, Ontario

Independent

Director

businessman

January 25, 2010

NIL

NIL

300,000(5)

Michael Boulter

Mississauga, Ontario

President, COO and

Quantitative Analyst

May 17, 2010

NIL

NIL

NIL

Director

NOTES:

(1)   Information  as  to  ownership  of  shares  has  been  taken  from  the  list  of  registered  shareholders  maintained  by

RTN’s transfer agent or has been provided by the individual.

(2)   Member of Audit Committee.

(3)   These options are held indirectly by Mr. Janda through a British Columbia private company.

(4)   The  Company  issued  1,250,000  options  in  April  2009,  at  an  exercise  price  of  US$0.15  per  option,  which options expire five years from the date of grant.

(5)   The  Company  issued  5,650,000  options  in  February  2010,  at  an  exercise  price  of  US$0.32  per  option,  which options expire five years from the date of grant.

(6)   These options are held indirectly by Mr. Perrault through a federal private company.

RTN’s  management  recommends  that  the  shareholders  vote  in  favour  of  the  election  of  the  proposed  nominees  as directors of RTN for the ensuing year.

Unless  you  give  instructions  otherwise,  the  Management  Proxyholders  intend  to  vote  FOR  the  nominees named in this Information Circular.

Corporate Cease Trade Orders and Bankruptcies

No  director  or  officer  of  RTN  is,  or  has  been  within  the  past  ten  years,  a  director  or  executive  officer  of  any company (including RTN)  that,  while  such person  was acting in  that  capacity:  (i)  was the  subject  of a  cease  trade  or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period  of  more  than  30  consecutive  days;  (ii)  was  subject  to  an  event  that  resulted,  after  the  director  or  executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or  an  order  that  denied  the  relevant  company  access  to  any  exemption  under  securities  legislation,  for  a  period  of more  than 30  consecutive  days;  or  (iii)  within a  year  of that  person ceasing to  act  in that  capacity,  became  bankrupt,

made  a  proposal  under  any  legislation  relating  to  bankruptcy  or  insolvency  or  was  subject  to  or  instituted  any proceedings,  arrangement  or  compromise  with  creditors  or  had  a  receiver,  receiver  manager  or  trustee  appointed  to

hold  its  assets.   Furthermore,  no  director  or  officer  of  RTN  has  within  the  past  ten  years  become  bankrupt,  made  a

proposal   under   any   legislation   relating   to   bankruptcy   or   insolvency,   or   become   subject   to   or   instituted   any

proceedings,  arrangement  or  compromise  with  creditors,  or  had  a  receiver,  receiver  manager  or  trustee  appointed  to hold the assets of the proposed director.

APPOINTMENT OF THE AUDITOR

During  the  financial  year  ended  December  31,  2009,    ACAL  Group,  Chartered  Accountants,  1850  -  1066  West

Hastings Street,  Vancouver,  BC,  V6E  3X2  ,  served  as  the  Company’s  auditor.   See  Part  5  –  Audit  Committee  –

External Auditor Service Fees.

RTN’s   management   recommends   that   the   shareholders   vote   in   favour   of   the   appointment   of   ACAL   Group,

Chartered  Accountants,  as  RTN’s  auditor  for  the  ensuing  year  and  grant  the  Board  of  Directors  the  authority  to determine the remuneration to be paid to the auditor.

Unless you give instructions otherwise, the Management Proxyholders intend to vote FOR the appointment of

ACAL  Group,  Chartered  Accountants  to  act  as  RTN’s  auditor  until  the  close  of  its  next  annual  general meeting  and  also  intend  to  vote  FOR  the  proposed  resolution  to  authorize  the  Board  of  Directors  to  fix  the remuneration to be paid to the auditor.

ADOPTION OF STOCK OPTION PLAN

Stock Option Plan

Management  is  seeking shareholder  approval  for  the  adoption the  stock option plan (the  “Plan”)  and  the  approval  of the  number of shares reserved  for issuance  under the Plan in accordance  with and subject to the rules and policies of

the  Canadian  National  Stock  Exchange.  (“CNSX”).   The  Board  of  Directors  of  the  Company  has  established  an incentive  stock  option  plan  (the  “Plan”)  reserving  a  rolling  10%  of  the  issued  and  outstanding  shares  of  the

Company  from  time  to  time.    The  purpose  of  the  Plan  is  to  provide  incentive  to  employees,  directors,  officers,

management  companies  and  consultants  who  provide  services  to  the  Company  and  reduce  the  cash  compensation the Company would otherwise have to pay.

Terms of the Stock Option Plan

A  full  copy  of  the  Plan  will  be  available  at  the  Annual  General  Meeting  for  review  by  shareholders.  Shareholders may  also  obtain  copies  of  the  Plan  from  the  Company  prior  to  the  meeting  on  written  request.  The  following  is  a summary of the material terms of the Plan:

Number of Shares Reserved.  The number of common shares which  may be issued pursuant to options granted  under the  Plan  (including  all  options  granted  by  the  Company  prior  to  the  adoption  of  the  Plan)  shall  equal  10%  of  the issued and outstanding shares of the Company from time to time at the date of grant.

Maximum  Term of  Options.   The  term of  any options  granted  under  the  Plan  is  fixed  by the  Board  of  Directors  and may not exceed five years from the date of grant.  The options are non-assignable and non-transferable.

Exercise  Price.    The  exercise  price  of  options  granted  under  the  Plan  is  determined  by  the  Board  of  Directors,

provided  that  it  is  not  less  than the  price  permitted  by the  CNSX,  or,  if the  shares are  no  longer  listed  on the  CNSX,

then such other exchange or quotation system on which the shares are listed or quoted for trading.

Amendment.

The terms of an option may not be amended once issued under CNSX requirements. If an option is cancelled  prior  to  the  expiry  date,  the  Company  shall  not  grant  new  options  to  the  same  person  until  30  days  have elapsed from the date of cancellation.

Vesting.  Vesting, if any, and other terms and conditions relating to such options shall be determined by the Board of

Directors of the Company or senior officer or employee to  which such authority is delegated by the Board from time to time and in accordance with CNSX requirements.

Termination.   Any options  granted  pursuant  to  the  Plan  will  terminate  generally  within  90  days  of  the  option  holder ceasing to act as a director, officer, or employee of the Company or any of its affiliates, and  within generally 30 days of  the  option  holder  ceasing  to  act  as  an  employee  engaged  in  investor  relations  activities,  unless  such  cessation  is

on  account  of  death.   If  such  cessation  is  on  account  of  death,  the  options  terminate  on  the  first  anniversary  of  such

cessation.   If  such  cessation is  on account  of cause, or terminated by regulatory sanction or by reason of judicial order,

the  options  terminate  immediately.    Options  that  have  been  cancelled  or  that  have  expired  without  having  been exercised shall continue to be issuable under the Plan.  The Plan also provides for adjustments to outstanding options in the event of any consolidation, subdivision, conversion or exchange of Company’s shares.

Administration.   The  Plan  is  administered  by  the  Board  of  Directors  of  the  Company  or  senior  officer  or  employee to which such authority is delegated by the Board from time to time.

Board Discretion.   The Plan provides that,  generally, the  number  of shares subject to each option, the  exercise price,

the  expiry  time,  the  extent  to  which  such  option  is  exercisable,  including  vesting  schedules,  and  other  terms  and conditions relating to such options shall be determined by the Board of Directors of the Company or senior officer or employee  to  which  such  authority  is  delegated  by  the  Board  from  time  to  time  and  in  accordance  with  CNSX requirements.

The  Plan  must  receive  disinterested  shareholder  approval  if  the  number  of  shares  reserved  for  issuance  under  the

Plan  to  be  granted  to  Insiders  of  the  Company  exceeds  10%  of  the  outstanding  Common  shares  of  the  Company.

Although the Company has not yet granted all of the options eligible to be granted under the Plan, it is likely that the number  of  options  ultimately  granted  to  Insiders  of  the  Company  under  the  Plan  will  exceed  10%  of  the  number  of outstanding common shares.

In  order  for  the  resolution  to  be  approved  by disinterested  shareholders,  the  Plan  must  be  approved  by a  majority of votes cast on the resolution by all shareholders excluding votes attached to shares beneficially owned by:

(i)

insiders to whom options may be granted under the Plan; and

(ii)

associates of such persons referred to in subparagraph (i).

Disinterested  shareholders (being  a  simple  majority of the  votes cast  by the  shareholders  who  are  not  insiders of the

Company or associates of such insiders) will be asked to approve the following resolution:

“BE IT RESOLVED that the Stock Option Plan be and it is hereby approved, that in connection therewith  a  rolling  10%  of  the  issued  and  outstanding  shares  from  time  to  time  be  approved  for granting  as  options  and  that  the  board  of  directors  be  and  they  are  hereby  authorized,  without further shareholder approval, to make such changes to the Stock Option Plan as may be required or approved by regulatory authorities.”

Unless  you  give  instructions  otherwise,  the  Management  Proxyholders  intend  to  vote  FOR   the  approval  and

ratification of the RTN Stock Option Plan.

As  at   May  25,  2010,  the  record  date,  the   Company  had  a  total  of  124,416,860  common  shares  issued  and outstanding.

PART 4 – EXECUTIVE COMPENSATION

COMPENSATION OF DIRECTORS

Definitions:

For the purpose of this Information Circular:

"CEO"  means an individual  who  acted  as chief executive  officer  of the  company,  or  acted  in a  similar  capacity,  for any part of the most recently completed financial year;

"CFO"  means an individual  who  acted  as  chief  financial  officer  of  the  Company,  or  acted  in a  similar  capacity,  for any part of the most recently completed financial year;

"closing market price" means the price at which the Company’s security was last sold, on the applicable date,

(a) in the security’s principal marketplace in Canada, or

(b) if the security is not listed or quoted on a marketplace in Canada, in the security’s principal marketplace;

"company"  includes  other  types  of  business  organizations  such  as  partnerships,  trusts  and  other  unincorporated business entities;

"equity  incentive  plan"  means  an  incentive  plan,  or  portion  of  an  incentive  plan,  under  which  awards  are  granted and that falls within the scope of Section 3870 of the Handbook;

"external   management   company"   includes   a   subsidiary,   affiliate   or   associate   of   the   external   management

company;

"grant  date"  means  a  date  determined  for  financial  statement  reporting  purposes  under  Section  3870  of  the

Handbook;

"Handbook"  means  the  Handbook  of  the  Canadian  Institute  of  Chartered  Accountants,  as  amended  from  time  to time;

"incentive  plan"  means  any  plan  providing  compensation  that  depends  on  achieving  certain  performance  goals  or similar conditions within a specified period;

"incentive plan award" means compensation awarded, earned, paid, or payable under an incentive plan;

"NEO" or "named executive officer" means each of the following individuals:

(a) a CEO;

(b) a CFO;

(c)  each  of  the  three  most  highly  compensated  executive  officers,  or  the  three  most  highly  compensated  individuals acting  in  a  similar  capacity,  other  than  the  CEO  and  CFO,  at  the  end  of  the  most  recently  completed  financial  year whose  total  compensation  was,  individually,  more  than  $150,000,  as  determined  in  accordance  with  subsection

1.3(6) of National Instrument 51-102, for that financial year; and

(d)  each  individual  who  would  be  an  NEO  under  paragraph  (c)  but  for  the  fact  that  the  individual  was  neither  an executive officer of the company, nor acting in a similar capacity, at the end of that financial year;

"NI   52-107"   means   National   Instrument   52-107   Acceptable   Accounting   Principles,   Auditing   Standards   and

Reporting Currency;

"non-equity  incentive  plan"  means  an  incentive  plan or  portion of an incentive  plan  that  is  not  an equity incentive plan;

"option-based  award"  means  an  award  under  an  equity  incentive  plan  of  options,  including,  for  greater  certainty,

share options, share appreciation rights, and similar instruments that have option-like features;

"plan"  includes  any  plan,  contract,  authorization,  or  arrangement,  whether  or  not  set  out  in  any  formal  document,

where cash, securities, similar instruments or any other property may be received, whether for one or more persons;

"replacement  grant"  means  an  option  that  a  reasonable  person  would  consider  to  be  granted  in  relation  to  a  prior or potential cancellation of an option;

"repricing"  means,  in  relation  to  an  option,  adjusting  or  amending  the  exercise  or  base  price  of  the  option,  but excludes  any  adjustment  or  amendment  that  equally  affects  all  holders  of  the  class  of  securities  underlying  the option and occurs through the operation of a formula or mechanism in, or applicable to, the option;

"share-based  award"  means  an  award  under  an  equity  incentive  plan  of  equity-based  instruments  that  do  not  have

option-like   features,   including,   for   greater   certainty,   common   shares,   restricted   shares,   restricted   share   units,

preferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

Given  the  Company’s  current  size  and  stage  of  development,  the  Board  of  Directors  has  not  appointed  a  formal

compensation  committee,  however  it  is  board  policy that   management  directors  are  required  to  abstain  from  voting in  respect  of  their  own  compensation  thereby  providing  the  independent  members  of  the  Board  with  considerable

input  as  to  executive  compensation.    The  Board’s  compensation  philosophy  is  aimed  at  attracting  and  retaining quality  and  experienced  people  with  established  records  in  managing  and  maintaining  public  companies  which  is

critical  to  the  success  of  the  Company.   These  key  persons  create  the  framework  for  future  success  and  later  will

share  in  any  success  of  the  Company.   Such  a  reward  system  supports  the  Company’s  commitment  to  delivering

strong  performance  for  the  Shareholders.   At  the  present  time  the  Company  does  not  have  a  compensation  program

in  place  for  its  NEOs  or  directors,  as  is  evidenced  by  the  Summary  Compensation  Table,  below.    See  also

Compensation of Directors, later in this Information Circular.

The  Board  reviews  on  an  annual  basis  the  corporate  goals  and  objectives  relevant  to  executive  compensation,  and

determines  if  a  compensation  package  should  be  implemented.    The  Board  also  takes  into  consideration  the

Company’s  overall  performance,  shareholder  returns,  the  value  of  similar  incentive  awards  to  executive  officers  at

comparable  companies  and  the  awards  given  to  executive  officers  in  past  years.   There  are  currently  no  plans  to

implement a compensation package for fiscal 2010.

Summary Compensation Table

The following table sets out certain information respecting the compensation paid to the CEO and CFO and the three most  highly  compensated  executive  officers,  other  than  the  CEO  and  CFO,  for  the  year  ended  December  31,  2009 whose  total  compensation  was  more  than  $150,000.  These  individuals  are  referred  to  collectively  as  the  “Named

Executive Officers” or “NEOs”.

Non-equity incentive

plan compensation

Long–

Share    Option     Annual

term

Total

Year ended

based     based     incentive      incentive

Pension

All other

compensatio

Name and

December

awards  awards

plan

plan

value

compensation

n

principal position

31,

Salary ($)

($)

($)

($)

($)

($)

($)

($)

2009

Nil

N/A

Nil

N/A

N/A

N/A

$48,229 finders

$264,979

fees to 849928

BC Ltd.(3)

$22,750

management

fees to Cambrel

Industries Ltd.(3)

$45,000

management

fees to INFA

Investment

Lucky Janda(1)

Ltd.(3)

President

$39,000

consulting fees

to Cambrel

Industries Ltd.(3)

$50,000

property

research fees to

Forbes and

Manhattan BC

Ltd.(3)

$60,000 rent to

Cambrel

Industries Ltd.(3)

Parmjeet Johal

2009

Nil

N/A

Nil

N/A

N/A

N/A

$3,000 directors      $3,000

fees

Sandeep Poonia

2009

Nil

N/A

Nil

N/A

N/A

N/A

$3,000 directors      $3,000

fees

Harpeet Janda

2009

Nil

N/A

Nil

N/A

N/A

N/A

$3,000 directors      $3,000

fees

Lucky Janda(1)

2008

Nil

N/A

Nil

N/A

N/A

N/A

N/A

Nil

President

Curt Huber(2)

2008

Nil

N/A

Nil

N/A

N/A

N/A

N/A

Nil

President

Harpreet Janda

2008

Nil

N/A

Nil

N/A

N/A

N/A

N/A

Nil

Chief Financial

Officer

NOTES:

(1)    Mr.  Janda  was  appointed  as  the  President  and  a  director  of  the  Company  effective  April  8,  2009,  upon  the resignation of Curt Huber.

(2)    Mr. Huber resigned as the President and as a director of the Company effective April 8, 2009.

(3)    Company in which Mr. Lucky Janda controls and is on the board of directors.

(4)    Mr.  Janda  was  appointed  as  the  President  and  a  director  of  the  Company  effective  April  8,  2009,  upon  the resignation of Curt Huber.

(5)    Mr. Huber resigned as the President and as a director of the Company effective April 8, 2009.

(6)    Company in which Mr. Lucky Janda controls and is on the board of directors.

Option-based Awards

Executive  officers of the  Company,  as  well  as directors,  employees and  consultants,  are  eligible  to  participate  in the

Company's  stock option plan  (the  “Stock Option Plan”)  to  receive  grants of stock options.  Individual  stock options are  granted  by  the  Board  as  a  whole  and  the  size  of  the  options  is  dependent  on,  among  other  things,  each  officer’s level  of  responsibility,  authority  and  importance  to  the  Company  and  the  degree  to  which  such  officer’s  long  term contribution to the Company will be crucial to its long-term success.

Stock  options  are  normally  granted  by  the  Board  when  an  executive  officer  first  joins  the  Company  based  on  his level of responsibility within the Company. Additional grants may be made periodically to ensure that the number of options  granted  to  any  particular  officer  is  commensurate  with  the  officer’s  level  of  ongoing  responsibility  within the  Company.  The  Board  also  evaluates  the  number  of  options  an  officer  has  been  granted,  the  exercise  price  of  the options  and  the  term  remaining  on  those  options  when  considering  further  grants.  Options  are  usually  priced  at  the closing  trading  price  of  the  Company’s  shares  on  the  business  day  immediately  preceding  the  date  of  grant  and  the current policy of the Board is that options expire two to five years from the date of grant.

RTN  has  no  arrangements,  standard  or  otherwise,  pursuant  to  which  Directors  are  compensated  by  RTN  for  their services  in  their  capacity  as  Directors,  or  for  committee  participation,  involvement  in  special  assignments  or  for services  as  consultant  or  expert  during  the  most  recently  completed  financial  year  or  subsequently,  up  to  and including the date of this Information Circular.

RTN  has  a  formalized  stock  option  plan  for  the  granting  of  incentive  stock  options  to  the  officers,  employees,

consultants  and  Directors.  During  the  most  recently  completed  financial  year  no  stock  options  were  granted,  no stock options were exercised and no stock options were cancelled.

LONG TERM INCENTIVE PLAN (LTIP) AWARDS

RTN  does  not  have  a  LTIP,  pursuant  to  which  cash  or  non-cash  compensation  intended  to  serve  as  an  incentive  for performance  over  a  period  greater  than  one  financial  year  (whereby  performance  is  measured  by  reference  to financial  performance  or  the  price  of  RTN's  securities)  was  paid  to  the  Named  Executive  Officers  during  the  most recently completed financial year.

OPTION/STOCK APPRECIATION RIGHTS (“SAR”) GRANTS

DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

The   following   table,   presented   in   accordance   with   the   National   Instrument   51-102   –   Continuous   Disclosure

Regulation,  sets  forth  stock  options  granted  under  the  Company’s  stock  option  plan  during  the  most  recently completed financial year, to the Named Executive Officers.

Market Value of

Securities

% of Total

Name and

Under

Options/ SAR's

Exercise or

Securities

Principal

Options/SA

Granted to

Base Price

Underlying

Expiratio

Position

Rs

Employees in

($CDN/Securit

Options/SARs on

n

Granted (#)

Financial Year

y)

the

Date

Date of Grant

($CDN/Security)

N/A

The  following  table  sets  out  incentive  stock  options  exercised  by  the  Named  Executive  Officers  during  the  most recently  completed  financial  year,  as  well  as  the  financial  year  end  value  of  stock  options  held  by  the  Named

Executive Officers.  During this period, no outstanding SARs were held by the Named Executive Officers.

Securities

Aggregate

Unexercised Options     Value   of   Unexercised

Name

Acquired     on     Value

at    Financial    Year     In-the-Money  Options

Exercise

Realized(1)

End    Exercisable    /     at  Financial  Year-End

(#)

($)

Unexercisable

($)

Exercisable

/

(#)

Unexercisable

N/A

NIL

NIL

NIL

NIL

Pension Plan Benefits

The Company does not  have any pension, retirement or deferred compensation plans, including defined contribution plans.

Termination and Change of Control Benefits

The  Company  has  not  entered  into  any  compensatory  plans,  contracts  or  arrangements  with  any  of  its  Named

Executive  Officers  whereby  such  officers  are  entitled  to  receive  compensation  as  a  result  of  the  resignation,

retirement  or  any  other  termination  of  employment  of  the  Named  Executive  Officer  with  the  Company  or  from  a change  in control  of the  Company or  a  change  in the  Named  Executive  Officer’s responsibilities following a  change in control.

Compensation of Directors

Non-management  directors  of  the  Company  are  entitled  to  receive  the  following  fees  for  their  services  as  directors of the Company an annual retainer fee of $3,000.

The directors may also receive additional fees for any committee  work (i.e. audit committee) performed on behalf of the board of directors in accordance with industry standards.

In  addition,  the  directors  are  entitled  to  be  reimbursed  for  reasonable  expenditures  incurred  in  performing  their duties  as  directors  and  may  receive  cash  bonuses  from  time  to  time  which  the  Company  awards  to  directors  for serving  in  their  capacity  as  a  member  of  the  board.  Executive  officers  who  also  act  as  directors  of  the  Company  do not receive any additional compensation for services rendered in their capacity as directors.

Directors  are  also  entitled  to  participate  in  the  Company’s  stock  option  plan,  which  is  designed  to  give  each  option

holder   an  interest   in  preserving  and   maximizing  shareholder   value   in  the   longer   term.   Individual   grants   are

determined  by  an  assessment  of  each  individual  director’s  current  and  expected  future  performance,  level  of responsibilities and the importance of his/her position and contribution to the Company.

PART 5 – AUDIT COMMITTEE

AUDIT COMMITTEE CHARTER

The text of RTN’s Audit Committee Charter is attached as Appendix “A” to this Circular.

COMPOSITION OF AUDIT COMMITTEE

Messrs  Lucky Janda, Donald  Ziraldo and  Nikolas Perrault  - Chairman  are  members of  RTN’s Audit  Committee.   At

present,  two  of  the  Audit  Committee  members  (Donald  Ziraldo  and  Nikolas  Perrault  are  considered  “independent”

as that  term is defined  in applicable  securities legislation.  As  an officer  of the  Company Mr.  Janda  is not  considered independent.

All three of the Audit Committee members have the ability to read and understand financial statements that present a breadth and  level  of complexity of accounting issues that  are  generally comparable  to  the  breadth and  complexity of the issues that can reasonably be expected to be raised by RTN’s financial statements.

RELEVANT EDUCATION AND EXPERIENCE

All  of  the  Audit  Committee  members  are  senior-level  businessmen  with  extensive  experience  in  financial  matters;

each  has  a  broad  understanding  of  accounting  principles  used  to  prepare  financial  statements  and  varied  experience as to  general  application  of  such accounting principles,  as  well  as  the  internal  controls  and  procedures necessary  for

financial reporting,  garnered from working in their individual fields of endeavour.   In addition, each of the  members

of the  Audit  Committee  have  knowledge  of the  role  of an audit  committee  in the  realm of  reporting companies from their years of experience as directors of public companies other than the Company.

EXTERNAL AUDITOR SERVICE FEES

In  the  following  table,  “audit  fees”  are  fees  billed  by  the  Company’s  external  auditor  for  services  provided  in

auditing the  Company’s annual financial  statements for the  subject  year.   “Audit  –related fees”  are fees not included

in  audit  fees  that  are  billed  by  the  auditor  for  assurance  and  related  services  that  are  reasonably  related  to  the performance  of  the  audit  or  review  of  the  Company’s  financial  statements.  “Tax  fees”  are  billed  by  the  auditor  for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its auditor in each of the last two fiscal years, by category, are as follows:

Financial Year

Audit  /  Audit  Related     Tax Fees

All Other Fees

Fees

Ending

December 31, 2009

$17,000.00

950.00

$3,000.00

December 31, 2008

$13,000.00

$900.00

Nil

AUDIT COMMITTEE OVERSIGHT

At   no   time   since   the   commencement   of   the   Company’s   most   recently   completed   financial   year   was   a

recommendation  of  the  Committee  to  nominate  or  compensate  an  external  auditor  not  adopted  by  the  Board  of

Directors.

RELIANCE ON CERTAIN EXEMPTIONS

Since the effective date of NI 52-110, the Company has not relied on the exemptions contained in sections 2.4 or 8 of NI 52-110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110, in whole or in part.

PRE-APPROVAL POLICIES AND PROCEDURES

The  Committee  has  adopted  specific  policies  and  procedures  for  the  engagement  of  non-audit  services  as  described in RTN’s Audit Committee Charter attached as Appendix “A” to this circular.

PART 6 – CORPORATE GOVERNANCE

Corporate  governance  relates to  the  activities of the  board  of  directors of the  Company (the  “Board”),  the  members  of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of  management  who  are  appointed  by  the  Board  and  who  are  charged  with  the  day  to  day  management  of  the

Company.  The  Board  and  senior  management  consider  good  corporate  governance  to  be  central  to  the  effective  and efficient operation of the Company.

National  Policy 58-201 Corporate Governance  Guidelines (“NP 58-201”) establishes corporate  governance  guidelines,

which  apply  to  all  public  companies.  The  Company  has  reviewed  its  own  corporate  governance  practices  in  light  of these  guidelines.  In  certain  cases,  the  Company’s  practices  comply  with  the  guidelines,  however,  the  Board  considers that  some  of  the  guidelines  are  not  suitable  for  the  Company  at  its  current  stage  of  development  and  therefore  these guidelines have not been adopted.

National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) also requires the Company to disclose  annually  in  its  Information  Circular  certain  information  concerning  its  corporate  governance  practices.  As  a

“venture  issuer”  the  Company  is  required  to  make  such  disclosure  with  reference  to  the  requirements  of  Form  58-

101F2, which disclosure is set forth below.

BOARD OF DIRECTORS

Structure and Composition

The  Board  currently  consists  of  four  directors,  of  whom  two  are  independent,  namely Nikolas  Perrault  and  Donald

Ziraldo.   None  of  the  independent  directors  has  any  direct  or  indirect  material  relationship  with  the  Company  (other than  shareholdings  or  stock  options)  which  could,  in  the  view  of  the  Company's  Board,  reasonably  interfere  with  the

exercise  of  a  director’s  independent  judgment.   If  management's  nominees  for  directors  are  elected  at  the  Meeting,

following the Meeting the Board will consist of four directors, of whom two  will be independent.

Mandate of the Board

The mandate of the Board is to manage or supervise the management of the business and affairs of the Company and to  act  with  a  view  to  the  best  interests  of  the  Company.  In  doing  so,  the  Board  oversees  the  management  of  the

Company’s  affairs  directly  and  through  its  committees  (see  “Committees  of  the  Board  of  Directors”  below).  In fulfilling  its  mandate,  the  Board,  among  other  matters,  is  responsible  for  reviewing  and  approving  the  Company’s overall  business  strategies  and  its  annual  business  plan,  reviewing  and  approving  the  annual  corporate  budget  and forecast,  reviewing  and  approving  significant  capital  investments  outside  the  approved  budget;  reviewing  major strategic  initiatives  to  ensure  that  the  Company’s  proposed  actions  accord  with  shareholder  objectives;  reviewing succession  planning;  assessing  management’s  performance  against  approved  business  plans  and  industry  standards;

reviewing  and  approving  the  reports  and  other  disclosure  issued  to  shareholders;  ensuring  the  effective  operation  of the Board; and safeguarding shareholders’ equity interests through the optimum utilization of the  Company’s capital resources.  The  Board  also  takes  responsibility  for  identifying  the  principal  risks  of  the  Company’s  business  and  for ensuring these  risks are  effectively monitored  and  mitigated  to  the  extent  reasonably practicable.  At  this stage  of the

Company’s  development,  the  Board  does  not  believe  it  is  necessary  to  adopt  a  written  mandate,  as  sufficient guidance  is  found  in  the  applicable  corporate  and  securities  legislation  and  regulatory  policies.  However,  as  the

Company grows, the Board will move to develop a formal written mandate.

In  keeping  with  its  overall  responsibility  for  the  stewardship  of  the  Company,  the  Board  is  also  responsible  for  the integrity  of  the  Company’s  internal  control  and  management  information  systems  and  for  the  Company’s  policies respecting corporate disclosure and communications.

The Board delegates to management, through the Chief Executive Officer and Chief Financial Officer, responsibility for  meeting  defined  corporate  objectives,  implementing  approved  strategic  and  operating  plans,  carrying  on  the

Company’s   business   in   the   ordinary   course,   managing   the   Company’s   cash   flow,   evaluating   new   business

opportunities,  recruiting  staff  and  complying  with  applicable  regulatory  requirements.  The  Board  also  looks  to management  to  furnish  recommendations  respecting  corporate  objectives,  long-term  strategic  plans  and  annual operating plans.

The  Board  has  separated  the  positions  of  President  and  Chief  Executive  Officer  to  encourage  independent  decision-

making.    The  Board  has  found  that  the  fiduciary  duties  placed  on  management  by  the  Company’s  governing corporate  legislation  and  common  law  and  the  restrictions  on  an  individual  director’s  participation  in  decisions  of

the  Board  in    which  the  director  has  an  interest  under  applicable  corporate  and  securities  legislation  provide  the

“independent”  directors  with  significant  input  and  leadership  in  exercising  their  responsibilities  for  independent oversight of management. In addition, each member of the Board understands that he is entitled to seek the advice of an  independent  expert  if  he  reasonably  considers  it  warranted  under  the  circumstances  and  the  “independent”

directors have the ability to meet independently of management whenever deemed necessary.

DIRECTORSHIPS

The  following  directors  and  nominee  director  of  the  Company  are  also  directors  of  other  reporting  companies,  as described in the table below.

Name of director

Other reporting issuer (or equivalent in a foreign jurisdiction)

Nikolas PerraultOna Power Corp.Colt Resources Inc.

Arris Holdings Inc.

Lucky Janda

CLI Resources Inc.

Ona Power Corp.

ORIENTATION AND CONTINUING EDUCATION

Orientation  and  education  of  new  members  of  the  Board  is  conducted  informally  by  management  and  members  of

the  Board.   The  orientation  provides  background  information  on  the  Company's  history,  performance  and  strategic plans.

ETHICAL BUSINESS CONDUCT

The  Board  of  Directors  expects  management  to  operate  the  business  of  the  Company  in  a  manner  that  enhances shareholder  value  and  is  consistent  with  the  highest  level  of  integrity.  Management  is  expected  to  execute  the

Company’s business plan and to meet performance goals and objectives.

To date, the Board has not adopted a formal  written Code of Business Conduct and Ethics. The Board has found that the  fiduciary  duties  placed  on  individual  directors  by  the  Company’s  governing  corporate  legislation  and  the common  law,  as  well  as  the  restrictions  placed  by  applicable  corporate  and  securities  legislation  on  the  individual director’s participation in decisions of the  Board  in  which  the  director  has an interest,  have  been sufficient  to  ensure that the Board operates independently of management and in the best interests of the Company and its shareholders.

NOMINATION OF DIRECTORS

Given  its  current  size  and  stage  of  development,  the  Board  has  not  appointed  a  nominating  committee  and  these functions  are  currently  performed  by  the  Board  as  a  whole.  Nominees  are  generally  the  result  of  recruitment  efforts by  Board  members,  including  both  formal  and  informal  discussions  among  Board  members  and  the  President,  and proposed directors’ credentials are reviewed in advance of a  Board meeting with one or  more  members of the Board prior to the proposed director’s nomination.

New  directors  are  briefed  on  strategic  plans,  short,  medium  and  long  term  corporate  objectives,  business  risks  and mitigation  strategies,  corporate  governance  guidelines  and  existing  company  policies.  However,  there  is  no  formal orientation  for  new  members  of  the  Board,  and  this  is  considered  to  be  appropriate,  given  the  Company’s  size  and current operations.

The skills and knowledge of the Board of Directors as a whole is such that no formal continuing education process is currently  deemed  required.  The  Board  is  comprised  of  individuals  with  varying  backgrounds,  who  have,  both collectively  and  individually,  extensive  experience  in  running  and  managing  public  companies.  Board  members  are encouraged  to  communicate  with  management,  auditors  and  technical  consultants  to  keep  themselves  current  with industry  trends  and  developments  and  changes  in  legislation,  with  management’s  assistance.  Board  members  have full  access  to  the  Company’s  records.  Reference  is  made  to  the  table  under  the  heading  “Election  of  Directors”  in

Part  3  “THE  BUSINESS  OF  THE  MEETING”  for  a  description  of  the  current  principal  occupations  of  the

Company’s Board.

The  Board  does  not,  at  present,  have  a  formal  process  in  place  for  assessing  the  effectiveness  of  the  Board  as  a whole, its committees or individual directors, but  will  consider implementing one in the  future should circumstances warrant. Based on the Company’s current size, its stage of development and the limited number of individuals on the

Board, the Board considers a formal assessment process to be inappropriate at this time. The Board plans to continue evaluating  its  own  effectiveness  and  the  effectiveness  and  contribution  of  its  committees  or  individual  directors  on an ad hoc basis.

COMPENSATION

Members  of  the  Board  are  not  compensated  for  acting  as  directors,  save  for  being  granted  incentive  stock  options pursuant to the policies of the Exchange and the Company's stock option plan.  The Board as a  whole determines the stock  option  grants  for  each  director..  In  addition,  compensation  to  be  paid  to  executive  officers  who  are  also directors  must  be  approved  by  the  disinterested  directors  thereby  providing  the  non-executive  officer  directors  with significant  input  into  compensation  decisions.  See  Part  4  “EXECUTIVE  COMPENSATION  –  Compensation  of

Named  Executive  Officers”   above  for  details  of  the  compensation  paid  to  the  Company’s  Named  Executive

Officers.

The board of directors also adopted certain standard fees to  be paid to the Company’s non-management directors for their  services,  in  addition  to  the  granting  of  incentive  stock  options  from  time  to  time.  See  Part  4  “EXECUTIVE

COMPENSATION – Compensation of Directors” above.

OTHER BOARD COMMITTEES

The Board is satisfied that in view of the size and composition of the Board, it is more efficient and cost effective for the full board to perform the duties that would be required by standing committees, other than the audit committee.

ASSESSMENTS

The  Board  considers  individual  director  performance  assessments  are  not  warranted,  given  the  Company's  stage  of development, the directors’ shareholdings and the required time commitment to the affairs of the Company.

PART 7 – OTHER INFORMATION

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

As of  December  31,  2009, RTN’s  most  recently completed  financial  year,  the  only equity  compensation plan  which the  Company  has  in  place  is  its  stock  option  plan  (the  “Plan”)  which  was  approved  by  the  shareholders  of  the

Company on May 31, 2006.

Number    of    securities

remaining  available  for

Number  of  securities  to     Weighted-average

future   issuance   under

Plan category

be  issued  upon  exercise     exercise

price

of     equity

compensation

of   outstanding   options,     outstanding

options,     plans

(excluding

warrants     and     rights     warrants     and     rights     securities    reflected    in

(a)

(b)

column

(a))

(c)

Equity   compensation   plans

approved

by

security     NIL

NIL

729,336

holders

Equity   compensation   plans

not    approved    by    security     NIL

NIL

NIL

holders

Total:

NIL

NIL

729,336

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No  one  director  or  executive  officer,  former  director  or  executive  officer,  or  proposed  nominee  for  election  as  a

Director  of  the  Company,  or  any  associate  or  affiliate  of  the  foregoing  was  indebted  to  RTN  in  the  last  completed financial year.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except  as  set  out  herein,  no  person  who  has  been  a  director  or  executive  officer  of  RTN  at  any  time  since  the beginning  of  RTN’s  last  financial  year,  no  proposed  nominee  of  management  of  the  Company  for  election  as  a director  of  the  Company  and  no  associate  or  affiliate  of  the  foregoing  persons,  has  any  material  interest,  direct  or indirect,  by  way  of  a  beneficial  ownership  or  otherwise  in  matters  to  be  acted  upon  at  the  Meeting  other  than  the election of directors or the appointment of auditors.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except  as  described  below,  no  proposed  nominee  for  election  as  a  director,  and  no  director  or  executive  officer  of

RTN  (or of a  person or company that  is itself an  “informed  person”  (as defined  in NI  51-102) of the  Company),  and no  shareholder  holding  of  record  or  beneficially,  directly  or  indirectly,  more  than  10%  of  RTN’s  outstanding common  shares,  and  none  of  the  respective  associates  or  affiliates  of  any  of  the  foregoing,  had  any  interest  in  any transaction with RTN or in any proposed transaction since the beginning of the last completed financial year that has materially affected RTN or is likely to do so.

MANAGEMENT CONTRACTS

The  management  functions  of  RTN  are  performed  by  its  directors  and  senior  officers  and  it  has  no  management agreements  or  arrangements  under  which  such  management  functions  are  performed  by  persons  other  than  the directors and senior officers of RTN.

OTHER MATTERS

Management  of  RTN  is  not  aware  of  any  other  matters  to  come  before  the  Meeting  other  than  as  set  forth  in  the

Notice  of  Meeting  that  accompanies  this  Information  Circular.    If  any  other  matter  properly  comes  before  the

Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

You  may  obtain  the  annual  financial  statements  and  Management  Discussion  and  Analysis,  for  the  year  ended

December  31,  2009  without  charge  upon  request  to  RTN  at  8338  120th  Street,  Suite  200  Surrey,  British  Columbia,

V3W  3N4  - Tel.:   (604)  687-0879   Fax.:  (604)  408-9301.   You  may also  access RTN’s public  disclosure  documents

through   the   Internet   on   the   Canadian   System   for   Electronic   Document   Analysis   and   Retrieval   (SEDAR)   at

www.sedar.com.

DIRECTORS’ APPROVAL

The  Board  of  Directors  of  RTN  Resources  Inc.  has  approved  the  contents  of  this  Information  Circular  and  its distribution to shareholders entitled to receive notice of the Meeting.

Dated at Vancouver, British Columbia, this 25th  day of May, 2010.

RTN STEALTH SOFTWARE INC.

By:

“Lucky Janda”

Lucky Janda,  CEO

APPENDIX “A”

RTN STEALTH SOFTWARE INC.

(the “Company”)

CHARTER FOR THE AUDIT COMMITTEE

OF THE BOARD OF DIRECTORS

1.

Purpose

1.1.

The  Audit  Committee  is  ultimately  responsible  for  the   policies  and  practices  relating  to  integrity  of

financial  and  regulatory  reporting,  as  well  as  internal  controls  to  achieve  the  objectives  of  safeguarding  of

corporate  assets;  reliability  of  information;  and  compliance  with  policies  and  laws.   Within  this  mandate,

the Audit Committee’s role is to:

(a)

support the Board of Directors in meeting its responsibilities to shareholders;

(b)

enhance the independence of the external auditor;

(c)

facilitate  effective  communications  between  management  and  the  external  auditor  and  provide  a link between the external auditor and the Board of Directors;

(d)

increase the credibility and objectivity of the Company’s financial reports and public disclosure.

1.2.

The  Audit  Committee  will  make  recommendations  to  the  Board  of  Directors  regarding  items  relating  to financial  and  regulatory  reporting  and  the  system  of  internal  controls  following  the  execution  of  the

Committee’s responsibilities as described herein.

1.3.

The  Audit  Committee  will  undertake  those  specific  duties  and  responsibilities  listed  below  and  such  other duties as the Board of Directors from time to time prescribe.

2.

Membership

2.1.

Each member of the Audit Committee must be a director of the Company.

2.2.

The  Audit  Committee  will  consist  of  at  least  three  members,  the  majority of  whom  are  neither  officers  nor employees of the Company or any of its affiliates.

2.3.

The  members  of  the  Audit  Committee  will  be  appointed  annually  by and  will  serve  at  the  discretion  of  the

Board of Directors.

3.

Authority

3.1.

In  addition  to  all  authority  required  to  carry  out  the  duties  and  responsibilities  included  in  this  charter,  the

Audit Committee has specific authority to:

(a)

engage,  and  set  and  pay  the  compensation  for,  independent  counsel  and  other  advisors  as  it determines necessary to carry out its duties and responsibilities; and

(b)

communicate  directly  with  management  and  any  internal  auditor,  and  with  the  external  auditor without management involvement.

(c)

Approve interim financial statements and interim MD&A on behalf of the Board of Directors.

4.

Duties and Responsibilities

4.1.

The duties and responsibilities of the Audit Committee include:

(a)

recommending  to  the  Board  of  Directors  the  external  auditor  to  be  nominated  by  the  Board  of

Directors;

(b)

recommending to the Board of Directors the compensation of the external auditor;

(c)

reviewing the external auditor’s audit plan, fee schedule and any related services proposals;

(d)

overseeing the work of the external auditor;

(e)

ensuring  that  the  external  auditor  is  in  good  standing  with  the  Canadian  Public  Accountability

Board and will enquire if there are any sanctions imposed by the CPAB on the external auditor;

(f)

ensuring  that  the  external  auditor  meets  the  rotation  requirements  for  partners  and  staff  on  the

Company’s audits;

(g)

reviewing  and  discussing  with  management  and  the  external  auditor  the  annual  audited  financial statements,  including  discussion  of  material  transactions  with  related  parties,  accounting  policies,

as well as the external auditor’s written communications to the Committee and to management;

(h)

reviewing  the  external  auditor’s  report,  audit  results  and  financial  statements  prior  to  approval  by the Board of Directors;

(i)

reporting  on  and  recommending  to  the  Board  of  Directors  the  annual  financial  statements  and  the external  auditor’s  report  on  those  financial  statements,  prior  to  Board  approval  and  dissemination of financial statements to shareholders and the public;

(j)

reviewing  financial  statements,  MD&A  and  annual  and  interim  earnings  press  releases  prior  to public disclosure of this information;

(k)

ensuring   adequate   procedures   are   in   place   for   review   of   all   public   disclosure   of   financial

information by the Company, prior to is dissemination to the public;

(l)

overseeing  the  adequacy  of  the  Company’s  system  of  internal  accounting  controls  and  internal

audit   process   obtaining   from   the   external   auditor   summaries   and   recommendations   for

improvement of such internal accounting controls;

(m)

ensuring the integrity of disclosure controls and internal controls over financial reporting;

(n)

resolving disputes between management and the external auditor regarding financial reporting;

(o)

establishing procedures for:

i.

the   receipt,   retention   and   treatment   of   complaints   received   by   the   Company   from

employees  and  others  regarding  accounting,  internal  accounting  controls  or  auditing matters and questionable practices relating thereto; and

ii.

the  confidential,  anonymous  submission  by  employees  of  the  Company  or  concerns regarding questionable accounting or auditing matters.

(p)

reviewing  and  approving  the  Company’s  hiring  policies  with  respect  to  partners  or  employees  (or former partners or employees) of either a former or the present external auditor;

(q)

pre-approving  all  non-audit  services  to  be  provided  to  the  Company  or  any  subsidiaries  by  the

Company’s external auditor;

(r)

overseeing  compliance  with  regulatory  authority  requirements  for  disclosure  of  external  auditor services and Audit Committee activities.

4.2.

The  Audit  Committee  will  report,  at  least  annually,  to  the  Board  regarding  the  Committee’s  examinations and recommendations.

5.

Meetings

5.1.

The  quorum for  a  meeting of  the  Audit  Committee  is a  majority of  the  members of  the  Committee  who  are not officers or employees of the Company or of an affiliate of the Company.

5.2.

The members of the Audit Committee  must elect a chair from among their number and  may determine their own procedures.

5.3.

The  Audit  Committee  may  establish  its  own  schedule  that  it  will  provide  to  the  Board  of  Directors  in advance.

5.4.

The external auditor is entitled to receive reasonable notice of every meeting of the Audit Committee and to attend and be heard thereat.

5.5.

A member of the Audit Committee or the external auditor may call a meeting of the Audit Committee.

5.6.

The  Audit  Committee  will  meet  separately  with  the  President  and  separately  with  the  Chief  Financial

Officer of the Company at least annually to review the financial affairs of the Company.

5.7.

The  Audit  Committee  will  meet  with  the  external  auditor  of  the  Company  at  least  once  each  year,  at  such time(s) as it deems appropriate, to review the external auditor’s examination and report.

5.8.

The  chair  of  the  Audit  Committee  must  convene  a  meeting  of  the  Audit  Committee  at  the  request  of  the external  auditor,  to  consider  any  matter  that  the  auditor  believes  should  be  brought  to  the  attention  of  the

Board of Directors or the shareholders.

6.

Reports

6.1.

The  Audit   Committee   will  record  its  recommendations   to  the  Board  in   written  form  which   will  be

incorporated  as  a  part  of  the  minutes  of  the  Board  of  Directors’  meeting  at  which  those  recommendations are presented.

7.

Minutes

7.1.

The  Audit  Committee  will  maintain  written  minutes  of  its  meetings,  which  minutes  will  be  filed  with  the minutes of the meetings of the Board of Directors.